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News Release

BRADY CORPORATION IN TALKS TO ACQUIRE LABEL AND LABEL-SYSTEM
MANUFACTURER IMTEC, INC.

MILWAUKEE, Wis., and BELLOWS FALLS, Vt., (December 9, 1999)--Brady
Corporation (NYSE:BRC), a world leader in identification solutions, and Imtec, Inc. (NasdaqSC:IMTC), a label and label-system manufacturer, today announced that they are in talks for Brady to acquire Imtec. Subject to due diligence, negotiation of a definitive agreement, and other matters, Brady, Milwaukee, would acquire all the outstanding capital stock of Imtec, Inc., Bellows Falls, Vt., for $12 a share in a cash transaction valued at approximately $20.5 million.

     In connection with the ongoing discussions, certain Imtec shareholders have granted Brady an option to acquire their shares which constitute a majority of Imtec's outstanding common stock.

     Founded in 1982, Imtec designs, manufactures and sells high- performance labels and labeling systems used in electronic and industrial markets primarily in North America. Its products include label applicators, laminators, preprinted labels and labeling supplies. It employs nearly 100 people throughout the United States. Imtec reported sales of $13.9 million and net income of $0.9 million in fiscal 1999.

     Brady Corporation is an international manufacturer and marketer of complete identification solutions, with products including labels, software, printing systems, label-application and data-collection systems, signs, safety devices and specialty materials for manufacturing, electrical, electronic, telecommunications and a variety of other markets. Founded in 1914, Brady is headquartered in Milwaukee and employs more than 2,700 people in operations in the United States, Europe, Asia/Pacific, Latin America and Canada. It


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     reported fiscal 1999 sales of $470.9 million and net income of $39.6 million.

     More information about the companies is available on the Internet at www.bradycorp.com and www.imtecinc.com.


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